UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

910900208

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,995,350 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,995,350 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,995,350 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 91090020

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,333 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,313,333 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,313,333 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 91090020

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HILLTOP HOLDING COMPANY, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,682,017
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,682,017
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,017
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 91090020

_______________________
(1)           Excludes shares of Convertible Preferred Stock convertible into Common Stock and shares of Common Stock issuable upon exercise of Warrants, to the extent following such exercise or conversion the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer.

CUSIP No. 91090020

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

(a) This Statement is being filed by Jack Silver, Sherleigh Associates Inc. Profit Sharing Plan (“Sherleigh”), and Hilltop Holding Company, L.P. (“Hilltop”), and together with Mr. Silver and Sherleigh, the “Reporting Persons”).   Sherleigh is a trust of which Mr. Silver is the trustee and Hilltop is a limited partnership of which Mr. Silver is a general partner.

(b) The address of the Reporting Persons is 80 Columbus Circle, PH76A, New York, New York 10023.

(c) Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose address is 80 Columbus Circle, PH76A, New York, New York 10023.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) parties to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of March 18, 2005 (the “Purchase Agreement”), among the Issuer, Sherleigh and Joseph J. Grano, Jr., in March 2005, Sherleigh purchased from the Issuer 533,333 shares of Common Stock and Series A Warrants to acquire 266,667 shares of Common Stock for a purchase price of $426,664.  Thereafter, during the period of August 2005 through January 2006, Sherleigh acquired, pursuant to the Purchase Agreement, 800,000 additional shares of Common Stock and additional Series A Warrants to acquire 400,000 shares of Common Stock for an aggregate purchase price of $639,667.  Then in March 2006, pursuant to the Purchase Agreement, as amended, Sherleigh acquired 3 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”), Series B Warrants to acquire 12,000 shares of Common Stock and Series C Warrants to acquire 5,004,000 shares of Common Stock for a purchase price of $24,000.  The source of funds used for each of the above described purchases by Sherleigh was the working capital of Sherleigh.  None of the funds used in connection with such purchases were borrowed by Sherleigh.

CUSIP No. 91090020

In March 2009, Sherleigh provided the Issuer with a short term loan in the amount of $50,000 and received warrants to purchase up to 200,000 shares of Common Stock at an exercise price of $0.125 per share which warrants are exercisable for a period of five (5) years. Subsequently, in May 2009, the loan by Sherleigh was repaid and Hilltop loaned the Issuer $101,017.  Thereafter, in June 2009, the Issuer issued to Hilltop Secured Convertible Promissory Note (the “June Note”) for his May 2009 loans to the Issuer.  The June Note bears interest at 12% per annum, was due August 13, 2009 and is secured by substantially all the assets of the Issuer.  In consideration for agreeing to make the May 2009 loan, Hilltop received warrants to purchase up to 400,000 shares of Common Stock at an exercise price of $0.12 per share, which warrants are exercisable for a period of five (5) years.  In July 2009, Hilltop agreed to extend the maturity date of the June Note to August 13, 2009 and in consideration for such extension received warrants to purchase up to 204,054 shares of Common Stock at an exercise price of $0.12 per share, which warrants are exercisable for a period of five (5) years.

Pursuant to an agreement, dated as of October 31, 2009 (the “Agreement”), among the Issuer, Ronald Wilen, Martin Rappaport and Hilltop, the Company issued to Hilltop Secured Convertible Promissory Note (the “October Note”) in the principal amount of $50,000 and Warrants to purchase in the aggregate of 1,200,000 shares of the Company’s Common Stock in consideration for a loan made by Hilltop in the amount of $50,000 and for Hilltop agreeing to extend the maturity date of the June Note to January 29, 2010.  The June Note was also amended to reduce the conversion price from $0.12 per share to $0.09 per share.  The October Note earns interest at 12% per annum and has a maturity date of January 29, 2010.  The October Note is convertible into shares of Common Stock of the Issuer at the conversion price of $0.09 per share.  The October Note is secured by a security interest in substantially all the assets of the Company, including its patents.  The Warrants that were issued in October 2009 are exercisable at $0.09 per share and may be exercised at any time prior to October 31, 2014.

Item 4.	Purpose of Transaction.

There is no change to the information set forth in Item 4 of the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  Mr. Silver beneficially own 4,995,350  shares of Common Stock, representing 14.7% of the outstanding shares of Common Stock (based upon 31,328,587 shares of Common Stock outstanding as of August 14, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).  Such shares of Common Stock beneficially owned by the Mr. Silver include: (i) 2,313,333 shares of Common Stock held by Sherleigh; (ii) 1,004,054 shares of Common Stock issuable upon exercise of warrants held by Hilltop; (iii) 1,677,963 shares of Common Stock issuable upon conversion of Convertible Notes held by Hilltop, but excludes shares of Common Stock underlying warrants to purchase 6,032,667 shares of Common Stock and Preferred Stock convertible into 200,000 shares of Common Stock to the extent following the exercise or conversion thereof, Mr. Silver would be deemed to beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer.  Pursuant to the terms of such warrants and the Preferred Stock, such warrants and the Preferred Stock cannot be exercised or converted to the extent following such exercise or conversion the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer.

(b)  The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

CUSIP No. 91090020

(c)  With the exception of the issuance of warrants to acquire 204,054 shares to Hilltop on July 13, 2009, the issuance of warrants to acquire 400,000 shares to Hilltop on October 31, 2009, and the issuance of the October Note convertible into 555,556 shares to Hilltop on October 31, 2009, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

On October 31, 2009, the Reporting Persons entered into an Agreement (the “October Agreement”) with the Issuer and other directors whereby the Issuer agreed to issue and sell to Hilltop warrants to acquire 400,000 shares of Common Stock of the Issuer and the October Note convertible into 555,556 shares of Common Stock of the Issuer in consideration for a loan made by Hilltop in the amount of $50,000 and for Hilltop agreeing to extend the maturity date of the June Note.

Security Agreement

The Security Agreement, as amended on October 31, 2009, was entered into on May 13, 2009, by and among Ronald Wilen, Hilltop and Martin Rappaport (the “Creditors”) and the Issuer.  Pursuant to the Security Agreement, the Issuer granted the Creditors a security interest in substantially all of its assets in order to secure payment and performance of all of the obligations under the Convertible Notes issued to the Creditors.

Anti-Dilution Waiver Agreement

The issuance of the October Note and the Warrants in October 2009 and the reduction of the conversion price of the Convertible Notes that were issued in June 2009 (including the June Note) triggered the anti-dilution provisions of the Issuer’s outstanding Series A Warrants, Series B Warrants, Series C Warrants and Series A Convertible Preferred Stock.  As a result, on October 31, 2009, the Issuer, Sherleigh, Joseph Grano and Connie Kristen entered into an Anti-Dilution Waiver Agreement whereby the exercise price of the Series A Warrants, the Series B Warrants and the Series C Warrants were reduced from $0.12 to $0.09 per share; however, Sherleigh, Mr. Grano and Ms. Kristen agreed to waive any increase in the number of shares underlying the Series A Warrants, Series B Warrants and Series C Warrants as a result of such reduction in the exercise price.  In addition, Sherleigh agreed to waive the anti-dilution provisions of the Series A Convertible Preferred Stock.

The foregoing summaries of the October Agreement, Security Agreement, the Preferred Stock, the Convertible Notes and the various warrants and Anti-Dilution Waiver Agreement are qualified in their entirety by reference to the copies of such agreements which are incorporated by this reference.

CUSIP No. 91090020

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.
Securities Purchase Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

2.
First Amendment to Security Purchase Agreement, dated January 26, 2006, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed January 27, 2006)

3.
Second Amendment to Security Purchase Agreement, dated March 9, 2006, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8 filed March 9, 2006)

4.	Form of the Series A Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
5.	Form of the Series B Warrant (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)
6.	Form of the Series C Warrant (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
7.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
8.
Registration Rights Agreement, dated March 18, 2005, among the Issuer, Sherleigh and Mr. Grano (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed March 23, 2005)

9.	Registration Rights Agreement, dated March 9, 2006, between the Issuer and Sherleigh (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 9, 2006)
10.	Consulting Agreement, by and between the Issuer and SIAR (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed September 26, 2008)
11.	Form of Director Warrants (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)
12.
Anti-Dilution Waiver Agreement, dated February 13, 2009, by and between the Issuer and Sherleigh (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)

13.
October Agreement, dated October 31, 2009, among the Issuer, Ronald Wilen, Hilltop and Martin Rappaport (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed November 2, 2009)

14.	Security Agreement, dated May 13, 2009, among the Issuer, Ronald Wilen, Hilltop and Martin Rappaport (filed herewith)

CUSIP No. 91090020

17.
Anti-Dilution Waiver Agreement, dated October 31, 2009, among the Issuer, Sherleigh, Jack Silver, Joseph Grano and Connie Kristen (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed November 2, 2009)

18.	Form of the Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed November 2, 2009)
19.	Form of the Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed November 2, 2009)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2009

/s/ Jack Silver
Jack Silver

SHERLEIGH ASSOCIATES INC.
PROFIT SHARING PLAN

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee

HILLTOP HOLDING COMPANY, L.P.

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	General Partner